October 3, 2023

VIA EDGAR

Austin Pattan

Jennifer Gowetski

U.S. Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program
100 F Street, N.E.
Washington, D.C. 20549

Re:	Emeren Group Ltd
Amendment No. 1 to Form 20-F for the Fiscal Year Ended
December 31, 2022
File No. 001-33911

Dear Mr. Pattan and Ms. Gowetski:

This letter sets forth the response of Emeren Group Ltd, a foreign private issuer incorporated under the laws of the British Virgin Islands (the “Company”), to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to the comments contained in the Staff’s letter dated September 19, 2023 on the Company’s Form 20-F filed on May 16, 2023 (the “Form 20-F”), the Company’s amendment to the Form 20-F (the “Amendment No. 1”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission. Concurrently with the submission of this letter, the Company is submitting its exhibit-only second amendment to the Form 20-F, as amended by Amendment No. 1 (the “Amendment No. 2”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

For ease of review, we have set forth below the numbered comments of the Staff’s letter and the Company’s responses thereto.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 111

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response: The Company respectfully advises the Staff that it did not rely on any legal opinions or third-party certifications, such as affidavits, as the basis of its submission under paragraph (a) of Item 16I on Exhibit 99.1. As the Company disclosed in its submission under paragraph (a) of Item 16I on Exhibit 99.1, based on an examination of the Company’s register of members and the public filings on Schedule 13G made by the Company’s shareholders, the Company believes that it had a reasonable basis to conclude that it is not controlled by a foreign government entity.

In addition to such filings, the Company relied on a report provided by The Bank of New York Mellon, which is the depositary of the Company’s American depositary shares (“ADS”), that provides various information about the Company’s ADS, including location information of holders. According to such report, there are approximately 54.7 million depositary receipts outstanding, which represents approximately 547 million of the Company’s shares, of which approximately 54% are held by holders based in North America, with Shah Capital Management, Inc. as the largest North American holder. Also according to such report, the Company also confirmed that less than 1% of its ADS are held by holders based in Asia, showing a very limited amount of holders based in that region.

Furthermore, the Company acknowledges that Item 16I(b) requires that the Company provide disclosures for itself and its consolidated foreign operating entities. Other than as described below, each of the Company’s consolidated foreign operating entities is owned, directly or indirectly, by the Company, so the Company has relied upon the materials and information as described in the foregoing paragraphs, and did not rely upon additional documentation, to reach its conclusion that none of these subsidiaries is owned or controlled by any foreign government entities. The Company owns approximately 59.9% of Zhejiang ReneSola Investment Ltd. (“ReneSola Investment”) (indirectly through the Company’s wholly owned subsidiary, Renesola (Zhejiang) PV Power Co., Ltd.). Approximately 40.1% of ReneSola Investment is held by a Chinese State-Owned Enterprise, as confirmed by ReneSola Investment’s register of members. ReneSola Investment is fully controlled by the Company, since all management and officer roles are filled by individuals that are board members or officers of the Company. The Company has confirmed that none of these individuals are officials of the Chinese Communist Party by reviewing each individual’s passport and the Company’s internal records to determine whether each of such individuals is an official of the Chinese Communist Party. The Company did not rely upon third-party certifications as the basis for disclosure and does not believe such third-party certifications are appropriate or necessary to its determination.

All other consolidated foreign operating entities of the Company are wholly owned, directly or indirectly, by the Company. Therefore, other than as described in the preceding sentences, the Company does not consider the consolidated foreign operating entities to be owned by any foreign governmental entity, or that any foreign governmental entity has a controlling financial interest in such consolidated foreign operating entities.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response: The Company respectfully advises the Staff that the Company reviewed the passport of each member of the board of directors of the Company and its consolidated foreign operating entities and the Company’s internal records to determine whether each of such individuals is an official of the Chinese Communist Party. Based on information provided by the applicable individuals, members of the Company’s board of directors and its consolidated foreign operating entities did not have current or prior memberships on, or affiliations with, the Chinese Communist Party. The Company did not rely upon third-party certifications as the basis for disclosure and does not believe such third-party certifications are appropriate or necessary to its determination.

3.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for Emeren Group Ltd. We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
•	With respect to (b)(4), please clarify the information is provided for you and all of your consolidated foreign operating entities in your supplemental response.

Response:

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the following is a list of the Company’s significant subsidiaries and jurisdictions of incorporation as of December 31, 2022, as was previously set forth in Exhibit 8.1 to Form 20-F:

•	Emeren New Energy S.à r.l., incorporated in Luxembourg;
•	ReneSola Investment Management Ltd., incorporated in the British Virgin Islands;
•	Emeren US LLC, incorporated in the United States;
•	ReneSola Power Canada, incorporated in Canada;
•	Emeren Poland sp. z o.o., incorporated in Poland;
•	Emeren Hungary Kft, incorporated in Hungary;
•	EMEREN France, incorporated in France;
•	EMEREN NEW ENERGY SPAIN, S.L., incorporated in Spain;
•	Renesola Power UK LTD, incorporated in the United Kingdom;
•	Emeren New Energy Italy S.r.l., incorporated in Italy;
•	Renesola Germany GmbH, incorporated in Germany;
•	RE PV S.à r.l., incorporated in Luxembourg;
•	Renesola (Zhejiang) PV Power Co., Ltd., incorporated in China;
•	Zhejiang ReneSola Investment Ltd., incorporated in China; and
•	ReneSola Consulting (Shanghai) Co., Ltd, incorporated in China.

Other than ReneSola Investment, none of the shares of the Company or of the Company’s consolidated operating entities are owned by governmental entities in each foreign jurisdiction in which the Company has consolidated operating entities. All other entities listed above are the Company’s wholly owned subsidiaries. The Company owns approximately 59.9% of ReneSola Investment (indirectly through the Company’s wholly owned subsidiary, Renesola (Zhejiang) PV Power Co., Ltd.). Approximately 40.1% of ReneSola Investment is held by a Chinese State-Owned Enterprise, as confirmed by ReneSola Investment’s register of members. ReneSola Investment is fully controlled by the Company’s management, since all management and officer roles are filled by individuals that are board members or officers of the Company.

In connection with the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submits that no governmental entity in the applicable foreign jurisdictions has a controlling financial interest with respect to the consolidated foreign operating entities.

In connection with the required disclosure under paragraph (b)(5) of Item 16I, the Company respectfully submits that that the articles of incorporation (or equivalent organization document) of all of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party, including the text of any such articles.

In connection with the required disclosure under paragraph (b)(4) of Item 16I, the Company respectfully submits that none of the members of the board of directors of the Company’s consolidated foreign operating entities are officials of the Chinese Communist Party.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to the best of our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Response: The Company confirms that the currently effective Memorandum of Association and Articles of Association, as amended, of the Company and the articles of all of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party, including the text of any such articles. Please note that this statement is being made without “best knowledge” qualification as indicated in the Staff’s Comment.

5.	We note Exhibit 99.1. Please provide a complete submission, including the date and clarification relating to the directors, officers and senior management of Emeren Group Ltd.

Response: In response to the Staff’s comments, the Company has amended Exhibit 99.1 in Amendment No. 2 to contain the date and clarification relating to the directors, officers and senior management of Emeren Group Ltd.

***

If you have any questions regarding the Form 20-F, Amendment No. 1 or Amendment No. 2, please contact the undersigned at ke.chen@emeren.com, or our U.S. counsel at Foley & Lardner LLP, Benjamin F. Rikkers at BRikkers@foley.com, (414) 319-7348.

Thank you for your time and attention.

Very truly yours,

By:	/s/ Ke Chen
Name: Ke Chen
Title: Chief Financial Officer

Enclosure

c.c.
Yumin Liu, Chief Executive Officer, Emeren Group Ltd
Benjamin F. Rikkers, Partner, Foley & Lardner LLP

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